SE

20009168

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-26030

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SecureVest Financial Group, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

163 Madison Avenue, Suite 100
(No. and Street)

Morristown	NJ	07960
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

August Cellitti (973) 605-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners LLC
(Name – *if individual, state last, first, middle name*)

244 West 54th Street, 9th Floor	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, August Cellitti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SecureVest Financial Group, Inc, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RAFAEL L. MARTE
Notary Public, State of New York
No. 01MA6026293
Qualified in Bronx County
Commission Expires: June 14, 2023

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securevest Financial Group, Inc.

Statement of Financial Condition

December 31, 2019

Securevest Financial Group, Inc.
Index to the Financial Statements
December 31, 2019

FORM X-17A-5-PART III

Adeptus Partners, LLC
Accountants | Advisors
733 Route 35 North
Ocean, NJ 07712
phone 732.745.8800
fax 732.663.0090
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of SecureVest Financial Group, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SecureVest Financial Group, Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of SecureVest Financial Group, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SecureVest Financial Group, Inc.'s management. Our responsibility is to express an opinion on SecureVest Financial Group, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SecureVest Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as SecureVest Financial Group, Inc.'s auditor since 2011.

Adeptus Partners LLC

Ocean, New Jersey
February 28, 2020

Offices:
Maryland
New York City
Long Island
New Jersey

Securevest Financial Group, Inc.
Statement of Financial Condition
December 31, 2019

ASSETS	
Cash	$ 3,192
Debt securities owned, at fair value	3,804,683
Prepaid expenses and other assets	46,970
Right-of-use asset	778,118
Furniture and equipment, net	3,037
Security deposits	40,043
TOTAL ASSETS	$ 4,676,043
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued liabilities	$ 50,880
Commissions payable	148,501
Due to clearing brokers	261,848
Securities sold, but not yet purchased	131,413
Operating lease liability	836,935
Total Liabilities	1,429,577
Shareholder's Equity	
Common stock, no par value; authorized 300,000 shares; 180,000 shares issued and outstanding	59,667
Additional paid-in-capital	1,235,245
Retained earnings	1,951,554
Total Shareholder's Equity	3,246,466
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 4,676,043

The accompanying notes are an integral part of this statement.

Note 1. Organization and Significant Accounting Policies

a) ORGANIZATION

Securevest Financial Group, Inc. (the Company) was incorporated on March 16, 1981 in the state of Illinois and operates as a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Argentis Holdings, LLC.

b) CLEARING AGREEMENT

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance of margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

c) BASIS OF PRESENTATION AND USE OF ESTIMATES

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d) SECURITIES VALUATION AND REVENUE RECOGNITION

The Company's primary revenue sources derive from principal trading and trade execution services in the trading of fixed income securities, including municipal, corporate, and government debt. The Company also earns commissions from executing customer transactions. The securities transactions and related spread and commission revenues are recorded on a trade date basis, since that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and returns of ownership have been transferred. Realized and unrealized trading gains and losses are reported in the statement of income.

The Company values its securities in accordance with FASB ASC 820, "Fair Value Measurements" standard. Under this standard, fair value is defined as the prices that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date

e) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less at time of purchase to be cash equivalents.

Note 1. Organization and Significant Accounting Policies (continued)

f) FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets ranging from three to seven years.

g) INCOME TAXES

The Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no provision has been made in the accompanying financial statements.

The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities. The Company files information tax returns in the U.S. Federal jurisdiction and various states. The Company has no open years prior to 2016 and believes that its underlying tax positions are fully supportable at both the Federal and State levels.

h) RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases, which creates ASC 824, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset ("ROU") and a corresponding lease liability in its statement of financial condition. The new guidance became effective for the Company beginning January1, 2019. The Company recorded a ROU asset of $1,149,820 and a lease liability of $1,149,820 at commencement. The Company estimated a discount rate of 6% to be used to calculate the lease liability.

Note 2. Net Capital and Minimum Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $ 100,000. This rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, do not exceed 15 to 1. At December 31, 2019, the Company had net capital of $2,154,964, which exceeded the minimum requirement of $100,000 by $2,054,964, As of December 31, 2019, the Company's ratio of aggregate indebtedness to net capital was .24 to 1.

Note 3. Debt Securities Owned and Securities Sold, But Not Yet Purchased

As of December 31, 2019, debt securities owned consist of the following:

	Fair Value
Category:	
Government	$ 80,176
Municipal	2,389,641
Corporate	589,972
Money market	77,121
Non-marketable	667,773
Total	$ 3,804,683

Securities sold, but not yet purchased consist of the following:

Corporate	$ (131,413)
Municipal	-
Total	$ (131,413)

Note 4. Furniture and Equipment, Net

Furniture and equipment as of December 31, 2019, consist of the following:

Computers	$ 113,158
Furniture and fixtures	170,292
	283,450
Less: Accumulated depreciation	(280,413)
Furniture and equipment, net	$ 3,037

Note 5. Fair Value Measurements

The Company has adopted disclosure requirements for Fair Value Measurements which applies to all assets and liabilities that are being measured and reported on a fair value basis. Fair Value Measurements requires disclosures that establish a framework for measuring the value in accounting principles generally accepted in the United States of America and expands disclosure about fair value measurements. This measurement enables the reader of the financial statements to assess inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. Fair Value Measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

Note 5. Fair Value Measurements (continued)

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with Fair Value Measurements. The following table presents information about the Company's assets measured at fair value as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Debt securities owned, at fair value	$ -	$ 3,804,683	$ -	$ 3,804,683
Securities sold, but not yet purchased, at fair value	$ -	$ (131,413)	$ -	$ (131,413)

The Company had no transfers between Level 1 and Level 2 during the year ended December 31, 2019.

The Company's financial instruments, including cash and cash equivalents, due from clearing brokers, other assets, payables and other liabilities are carried at amounts that approximate fair value due to their short-term nature.

Note 6. Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in noncancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its estimated incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our estimated incremental borrowing rate based on the information available at the commencement date. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus any unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with our short-term leases on a straight-line basis over the lease term.

Note 6. Leases (continued)

In March of 2018, the Company executed a new lease for its Morristown, NJ office that became effective in September of 2018 and expires in 2024. The Company also has office space in Boca Raton, FL, that terminates in 2022.

Amounts reported in the statement of financial condition as of December 31, 2019, were as follows:

Operating lease ROU assets	$	778,118
Operating lease liabilities	$	836,935

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2019, are as follows:

Year		Amount
2020	$	245,120
2021		249,967
2022		244,680
2023		166,980
2024		27,918
Total lease payments	$	934,665
Less discount rate		97,730
Total lease liabilities	$	836,935

The components of lease cost for the year ended December 31, 2019, are as follows:

Operating lease cost	$	244,842
Total lease cost	$	244,842

Other information related to leases as of December 31, 2019, was as follows:

Supplemental cash flow information:		
Cash paid for amounts included in the measurement of lease liability:		
Operating cash flow from operating lease	$	9,974
ROU asset obtained in exchange for lease obligation:		
Operating lease	$	1,149,820
Reductions to ROU asset resulting from reductions to lease obligations:		
Operating lease	$	371,702
Weighted average remaining lease term:		
Operating lease		3.58 Yrs.
Weighted average discount rate:		
Operating lease		6 %

Note 7. Commitments and Contingencies

The Company from time to time may become involved in legal claims arising in the ordinary course of its activities. In the opinion of management, the outcome of any legal proceedings would be covered by the Company's insurance policies, subject to normal deductibles, and accordingly, would not have a material effect on the Company's financial position or results of operations.

Note 8. Concentration of Risk

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company has purchased and sold securities for its own account and may incur losses if the market value of the securities changes subsequent to year-end.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company maintains its cash at sound financial institutions, which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe this exposes it to any significant credit.

Note 9. Subsequent Events

FASB ASC 855 requires annual disclosure of the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The Company evaluated subsequent events through the report date on February 28, 2020 and determined that no additional disclosures were required.